Exhibit 12(b).
Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)


                         Nine Months Ended
                           September 30,                         Year Ended December 31,
In thousands                1996       1995       1995        1994       1993       1992       1991

Computation of Income:
 Income before
  income taxes        $1,313,626  1,043,705   1,422,814  1,180,601    879,755    645,568    491,673
 Capitalized interest        (14)       (98)       (112)       (69)       (65)       (24)         -
 Income before income
  taxes and capitalized
  interest             1,313,612  1,043,607   1,422,702  1,180,532    879,690    645,544    491,673
 Fixed charges         2,003,755  1,812,879   2,503,603  1,640,049  1,485,936  1,651,664  2,187,536
 Total income for
  computation         $3,317,367  2,856,486   3,926,305  2,820,581  2,365,626  2,297,208  2,679,209
 Total income for
  computation excluding
  interest on deposits
  from fixed charges  $2,341,484  2,009,880   2,770,005  1,957,224  1,513,317  1,281,619  1,196,648

Computation of Fixed
 Charges:
 Net rental
  expense (a)         $  145,813    123,454     166,591    149,462    128,573    123,342    111,609
 Portion of rentals
  deemed
  representative
  of interest         $   48,604     41,151      55,530     49,821     42,858     41,114     37,203
 Interest:
  Interest on
   deposits              975,883    846,606   1,156,300    863,357    852,309  1,015,589  1,482,561
  Interest on
   federal funds
   and other
   short-term
   borrowings            345,220    368,765     515,646    290,211    238,046    277,835    352,384
  Interest on
   long-term debt        634,034    556,259     776,015    436,591    352,658    317,102    315,388
  Capitalized
   interest                   14         98         112         69         65         24          -
  Total interest       1,955,151  1,771,728   2,448,073  1,590,228  1,443,078  1,610,550  2,150,333
 Total fixed
  charges             $2,003,755  1,812,879   2,503,603  1,640,049  1,485,936  1,651,664  2,187,536
 Total fixed
  charges excluding
  interest on
  deposits            $1,027,872    966,273   1,347,303    776,692    633,627    636,075    704,975
 Preferred stock
  dividends               13,322     32,582      41,220     27,827     31,170     32,219     20,065
 Pre-tax earnings
  needed to meet
  preferred stock
  dividend
  requirements            20,691     48,841      61,349     41,044     44,728     44,367     23,997
 Total combined fixed
  charges and preferred
  stock dividends     $2,024,446  1,861,720   2,564,952  1,681,093  1,530,664  1,696,031  2,211,533
 Total combined
  fixed charges
  and preferred stock
  dividends excluding
  interest on
  deposits            $1,048,563  1,015,114   1,408,652    817,736    678,355    680,442    728,972

(a) Includes equipment rentals.


                                                                  Exhibit 12(b)
                                                                    (continued)


Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)


                                Nine Months Ended
                                   September 30,                  Year Ended December 31,
In thousands                        1996     1995      1995      1994      1993      1992      1991
Ratio of Income to Combined
 Fixed Charges and Preferred
 Stock Dividends:
  Excluding interest on
   deposits                          2.23x    1.98      1.97      2.39      2.23      1.88      1.64
  Including interest on
   deposits                          1.64x    1.53      1.53      1.68      1.55      1.35      1.21
